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VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Michael Purcell
Kevin Dougherty

Re:	Chesapeake Energy Corporation Amendment No. 1 to Registration Statement on Form S-4
Filed April 11, 2024
File No. 333-277555

Ladies and Gentlemen:

On behalf of Chesapeake Energy Corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) relating to the Registration Statement on Form S-4 (the “Registration Statement”), initially publicly filed with the Securities and Exchange Commission (the “Commission”) on February 29, 2024 and amended on April 11, 2024. Concurrently with the delivery of this letter to the Staff, the Company has publicly filed Amendment No. 2 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) with the Commission through its EDGAR system.

For ease of review, we have set forth below the comment from the Staff’s comment letter to the Registration Statement, received on April 23, 2024, in bold type followed by the Company’s response thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended Registration Statement.

May 7, 2024

Amendment No. 1 to Registration Statement on Form S-4

Certain Unaudited Forecasted Financial Information, page 107

1.	We note that in response to comments 3 and 4 you revised to disclose the Southwestern Management Synergies Estimates on page 107 that were prepared by Southwestern and approved for use by Goldman Sachs in their analyses, and revised your disclosure about Chesapeake Management Synergies Estimates on page 113 to disclose that Evercore utilized the midpoint of the synergies estimated by Chesapeake management disclosed thereunder. Please also disclose any material assumptions underlying each of the Southwestern and Chesapeake management synergy estimates.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 113 and 115 of the Amended Registration Statement.

* * *

We hope the foregoing answer is responsive to your comment. Please do not hesitate to contact me by telephone at 713.546.7415 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Kevin M. Richardson

Kevin M. Richardson
of LATHAM & WATKINS LLP

cc:	(via email)
Benjamin E. Russ, Executive Vice President—General Counsel and Corporate Secretary, Chesapeake Energy Corporation
William N. Finnegan IV, Latham & Watkins LLP
Ryan J. Lynch, Latham & Watkins LLP